LEAD INVESTOR



Bill Mitchell Founding Partner, Sequel Capital Management, LLC

I like the concept (Artisanal formulations utilizing top quality components), I like the Founder/CEO, Howard Cao (he's a winner with all the drive and ingenuity needed for success), I like the market (it may seem crowded, but with proper positioning, there is a very profitable niche for Kokoro) and most importantly, it is a great product. All of the elements are there for great success. The business plan is sound and eminently executable. Howard has a real knack for surrounding himself with good talent and has already formed a high quality advisory council to help him build the business. This is an excellent opportunity to get in at the very beginning of what will surely be a fun and exciting venture.

Invested $5,000 this round